Exhibit 99.1

IceCure Announces Record Date for Rights Offering for Up to $10 Million

CAESAREA, Israel, June 25, 2025 – IceCure Medical Ltd. (Nasdaq: ICCM) (“IceCure”, “IceCure Medical” or the “Company”), developer of minimally-invasive cryoablation technology that destroys tumors by freezing as an alternative to surgical tumor removal, today announced that its board of directors approved a rights offering (the “Rights Offering”) to all holders of record of the Company’s ordinary shares as of 5:00 p.m. Eastern Time on July 9, 2025 (the “Record Date”). Under the Rights Offering, each holder of the Company’s ordinary shares as of the Record Date will receive one right (the “Subscription Right”) for each ordinary share held. Each Subscription Right will entitle the holder to subscribe for 0.1703 of a unit, each comprised of one ordinary share and a warrant to purchase one ordinary share at a subscription price of $1.00 per unit or, in lieu of such unit, one unit, each comprised of one pre-funded warrant to purchase one ordinary share and one warrant to purchase one ordinary share, at a subscription price of $0.9999 per unit. No fractional Subscription Rights are being distributed and no fractional units will be issued upon the exercise of any Subscription Rights in the Rights Offering. Shareholders must exercise Subscription Rights for at least one whole unit to participate in the Rights Offering. The Subscription Rights will expire if they are not exercised by 5:00 p.m., Eastern Time, on July 28, 2025, the expected expiration date of the Rights Offering. The Company may extend the period for exercising the Subscription Rights. Subscription Rights which are not exercised by the expiration date of the Rights Offering will expire and will have no value.

Assuming the Rights Offering is fully subscribed, the Company expects to receive aggregate gross proceeds of $10 million. Each holder of the Company’s ordinary shares as of the Record Date may over-subscribe for additional units, which will be issued on a pro rata basis if the Rights Offering is not fully subscribed. Epoch Partner Investments Limited (“Epoch”), the Company’s largest shareholder, has committed to participate in the Rights Offering and exercise its Subscription Right in full and any over-subscription privilege to purchase units not subscribed for by other shareholders with an aggregate subscription price of up to $5 million. Li Haixiang, the sole director of Epoch, is a member of the board of directors of the Company. As previously announced by the Company on May 21, 2025, Epoch granted IceCure a $2 million unsecured loan on May 17, 2025 bearing interest of 4.05% (the “Bridge Loan”). The Bridge Loan will be repaid after 12 months or upon the completion of the Rights Offering, whichever is earlier. The Company intends to use the proceeds of the Rights Offering, including proceeds directly raised from Epoch’s participation in the Rights Offering, to repay the principal and any accrued interest from the Bridge Loan and for general corporate and working capital purposes.

The expected calendar for the rights offering is as follows:

•	July 8, 2025: Ownership Day – in order to be considered a shareholder of record on July 9, 2025, shares should be acquired by this date
•	July 9, 2025: Record Date (5:00 p.m. Eastern Time)
•	July 10, 2025: Distribution Date; Subscription Period Begins
•	July 28, 2025: Subscription Period Ends 5:00 p.m. Eastern Time

The proposed Rights Offering is being made pursuant to the Company’s registration statement on Form F-1 (File No. 333-288062), which was filed with the Securities and Exchange Commission (the “SEC”) on June 16, 2025, but has not yet become effective and is available on the SEC’s website located at http://www.sec.gov. The securities referred to in this press release may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. The information herein is not complete and is subject to change. This press release does not constitute an offer to sell or a solicitation of an offer to buy any Subscription Rights, ordinary shares, warrants, units or any other securities, nor will there be any offer, solicitation or sale of any Subscription Rights, ordinary shares, warrants, units or any other securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful under the securities laws of such state or jurisdiction. This press release is not an offering and an offering can only be made by the prospectus and any prospectus supplements for the Rights Offering, which should be read carefully before making an investment decision.

Neither the Company nor its board of directors has made or will make any recommendation to shareholders regarding the exercise of Subscription Rights. The Company’s shareholders as of the Record Date should make an independent investment decision about whether to exercise their Subscription Rights based on their own assessment of the Company’s business and the Rights Offering.

Questions about the Rights Offering or requests for a copy of the preliminary prospectus related to the Rights Offering, when available, may be directed to the Information Agent, Broadridge Corporate Issuer Solutions, LLC, at (855) 793-5068 or via e-mail at shareholder@broadridge.com.

The Company has engaged Maxim Group LLC as dealer-manager for the proposed Rights Offering.

About IceCure Medical

IceCure Medical (Nasdaq: ICCM) develops and markets advanced liquid-nitrogen-based cryoablation therapy systems for the destruction of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally invasive technology is a safe and effective alternative to hospital surgical tumor removal that is easily performed in a relatively short procedure. The Company’s flagship ProSense® system is marketed and sold worldwide for the indications cleared and approved to date including in the U.S., Europe and Asia.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, IceCure is using forward looking statements in this press release when it discusses: the terms of the Rights Offering, including the expiration date; Epoch’s participation commitment in the Rights Offering; the expected proceeds from the Rights Offering and the Company’s expected use of proceeds; the Company’s ability to deliver minimally invasive cryoablation procedures with its ProSense® technology; the Company’s ability to strengthen its balance sheet; and the execution of the Company’s U.S. commercial plan upon the FDA’s marketing authorization. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among others: the Company’s planned level of revenues and capital expenditures; the Company’s available cash and its ability to obtain additional funding; the Company’s ability to market and sell its products; legal and regulatory developments in the United States and other countries; the Company’s ability to maintain its relationships with suppliers, distributors and other partners; the Company’s ability to maintain or protect the validity of its patents and other intellectual property; the Company’s ability to expose and educate medical professionals about its products; political, economic and military instability in the Middle East, specifically in Israel; as well as those factors set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on March 27, 2025, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

IR Contact:

Email: investors@icecure-medical.com

Michael Polyviou

Phone: 732-232-6914

Todd Kehrli

Phone: 310-625-4462